UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation and Appointment of Independent Director

On April 1, 2026, the board of directors (the “Board”) of Davis Commodities Limited (the “Company”) accepted the resignation of Mr. Leyng Thai Weng (“Mr. Leyng”) as an Independent Non-Executive Director of the Company, including his roles as a member of the nominating and corporate governance committee of the Board (“Nominating and Corporate Governance Committee”), a member of the audit committee of the Board (“Audit Committee”), and chairperson of the compensation committee of the Board (“Compensation Committee”), effective on the same day (the “Resignation”). Mr. Leyng resigned due to other time commitments, and his resignation was not the result of any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

On April 1, 2026, the Board appointed Mr. Lim Chow Sheng (“Mr. Lim”) as (i) an Independent Non-Executive Director of the Company, (ii) a member of each of the Nominating and Corporate Governance Committee, the Audit Committee, and the Compensation Committee, and (iii) chairperson of the Compensation Committee, in each case effective on April 1, 2026 (the “Appointment”). The Board has determined that Mr. Lim qualifies as an independent director under the applicable corporate governance rules of The Nasdaq Stock Market LLC, satisfies the applicable independence requirements for service on the Audit Committee under section 301 of the Sarbanes-Oxley Act of 2002, as amended, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and satisfies the applicable independence requirements for service on the Nominating and Corporate Governance Committee and the Compensation Committee under the Nasdaq listing rules.

Mr. Lim, age 46, has over 20 years of experience in accounting, finance and audit. Since March 2020, he has served as a director of a Singapore-based accounting services firm. Prior to that, he held various finance, accounting and audit roles with companies in Singapore and Malaysia. Mr. Lim received a Bachelor of Accountancy with Honours from University Utara Malaysia in 2004.

Mr. Lim does not have any family relationship with any director or executive officer of the Company. Since the beginning of the Company’s last completed fiscal year, there have been no transactions, and there are no proposed transactions, in which the Company was or is to be a participant and in which Mr. Lim had, or will have, a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: April 13, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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